UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                         Thermadyne Holdings Corporation
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    883435109
                                 (CUSIP Number)

                                Lindsay Hollister
                           Credit Suisse First Boston
                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 325-2911

                                  Craig B. Brod
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 3, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 883435109                                         Page 2 of ____ Pages


  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) |_|
       (b) |X|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*
       Not applicable

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Switzerland

                           7    SOLE VOTING POWER

                                See Item 5
    NUMBER OF
     SHARES                8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    See Item 5
 EACH REPORTING
     PERSON                9    SOLE DISPOSITIVE POWER
      WITH
                                See Item 5

                           10   SHARED DISPOSITIVE POWER

                                See Item 5


  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       See Item 5

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       See Item 5

  14   TYPE OF REPORTING PERSON*

       BK, HC, 00


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Amendment No. 3 amends and supplements the Report on Amendment No. 2, filed on January 4, 2000 ("Amendment No. 2"), to Schedule 13D, originally filed on March 12, 1998, with respect to the shares of common stock, par value $.01 per share (the "Shares"), of the Thermadyne Holdings Corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in Amendment No. 2.

          All references in Amendment No. 2 to Donaldson, Lufkin & Jenrette, Inc. or to the defined term "DLJ", to the extent not otherwise amended by this Amendment No. 3, are hereby amended to refer instead to Credit Suisse First Boston (USA), Inc. and to the defined term "CSFB-USA", respectively.

      Item 2.     Identity and Background.

          The response set forth in Item 2 of Amendment No. 2 is hereby amended as follows:

          (i) by deleting the first paragraph and replacing it with the following:

          "This Amendment No. 3 is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The address of the Bank's principle business and office is Uetlibergstrasse 231, P.O. Box 900, CH-8070 Zurich, Switzerland. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

          The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

          As of November 3, 2000, CSFBI acquired all of the voting stock of Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation, which was renamed Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), and the following entities became indirect subsidiaries of CSFBI: (1) DLJ Merchant Banking Partners II, L.P., a Delaware corporation ("Partners II"); (2) DLJ Merchant Banking Partners II-A, L.P., a Delaware limited partnership ("Partners II-A"); (3) DLJ Millennium Partners, L.P., a Delaware limited partnership ("Millennium"); (4) DLJ Millennium Partners-A, L.P. ("Millennium-A"); (5) DLJ Offshore Partners II, C.V., a Netherlands Antilles limited partnership ("Offshore II"); (6) DLJ EAB Partners, L.P., a Delaware limited partnership ("DLJ EAB"); (7) DLJ Merchant Banking II, LLC, a Delaware limited liability company ("MBII LLC"); (8) DLJ Merchant Banking II, Inc., a Delaware corporation ("MBII Inc."); (9) DLJ Diversified Partners, L.P., a Delaware limited partnership ("Diversified"); (10) DLJ Diversified Partners-A, L.P., a Delaware limited partnership ("Diversified-A"); (11) DLJ Diversified Associates, L.P., a Delaware limited partnership ("Diversified Associates"); (12) DLJ Diversified Partners, Inc., a Delaware corporation ("Diversified Partners"); (13) DLJ First ESC L.P., a Delaware limited partnership ("ESC"); (14) DLJ ESC II L.P., a Delaware limited partnership ("ESC II"), (15) DLJ LBO Plans Management Corporation, a Delaware corporation ("LBO"); (16) DLJ MB Funding II, Inc., a Delaware corporation ("Funding II"); (17) DLJ Capital Investors, Inc., a Delaware corporation ("DLJCI"); (18) UK Investment Plan 1997 Partners, a Delaware general partnership ("1997 Partners") and (19) UK Investment Plan 1997, Inc. ("Plan 1997" (together with the entities listed in paragraphs (1) through (18) above, the "DLJ Entities"))."

          (ii) by deleting the eighteenth through the twenty-second paragraphs and replacing them with the following:

          "The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Banking business unit that engages in global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. The address of CSG's principal business and office is Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

          CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit) may beneficially own Shares, and such Shares are not reported in this Amendment No. 3. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the CSFB business unit. The CSFB business unit disclaims beneficial ownership of Shares beneficially owned by CSG and any of CSG's and the Bank's other business units.

          The address of the principal business and office of CSFBI is 11 Madison Avenue, New York, New York 10010."

          (iii) by deleting the second sentence of the twenty-third paragraph and the twenty-fourth through twenty-sixth paragraphs and replacing them with the following:

          "The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, and those DLJ Entities that are corporations are set forth on Schedules A through I attached hereto, each of which is incorporated by reference herein.

          During the past five (5) years none of the Reporting Person, CSFBI, CSFB-USA, the DLJ Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A through I attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws."

      Item 5.     Interest in Securities of the Issuer.

          The response set forth in (a) and (b) of Item 5 of Amendment No. 2 is hereby amended as follows:

          (i) by adding, at the beginning of the first paragraph of such response, the words "The information set forth in this paragraph and Exhibit 5 is presented as of January 4, 2000."

          (ii) by inserting after the first paragraph the following:

          "As of the date of this Amendment No. 3, Partners II directly holds 1,865,917 Shares and Warrants convertible into an additional 275,255 Shares and has the shared power to vote and direct the disposition of all such Shares and Warrants in accordance with the relationships described in Item 2.

          As of the date of this Amendment No. 3, Partners II-A directly holds 74,309 Shares and Warrants convertible into an additional 10,962 Shares and has the shared power to vote and direct the disposition of all such Shares and Warrants in accordance with the relationships described in Item 2.

          As of the date of this Amendment No. 3, Millennium directly holds 30,170 Shares and Warrants convertible into an additional 4,451 Shares and has the shared power to vote and direct the disposition of all such Shares and Warrants in accordance with the relationships described in Item 2.

          As of the date of this Amendment No. 3, Millennium-A directly holds 5,884 Shares and Warrants convertible into an additional 868 Shares and has the shared power to vote and direct the disposition of all such Shares and Warrants in accordance with the relationships described in Item 2.

          As of the date of this Amendment No. 3, DLJ EAB directly holds 8,378 Shares and Warrants convertible into an additional 1,236 Shares and has the shared power to vote and direct the disposition of all such Shares and Warrants in accordance with the relationships described in Item 2.

          As of the date of this Amendment No. 3, Offshore II directly holds 91,756 Shares and Warrants convertible into an additional 13,536 Shares and has the shared power to vote and direct the disposition of all such Shares and Warrants in accordance with the relationships described in Item 2.

          As of the date of this Amendment No. 3, Diversified directly holds 109,090 Shares and Warrants convertible into an additional 16,093 Shares and has the shared power to vote and direct the disposition of all such Shares and Warrants in accordance with the relationships described in Item 2.

          As of the date of this Amendment No. 3, Diversified-A directly holds 40,513 Shares and Warrants convertible into an additional 5,976 Shares and has the shared power to vote and direct the disposition of all such Shares and Warrants in accordance with the relationships described in Item 2.

          As of the date of this Amendment No. 3, Funding II directly holds 331,285 Shares and Warrants convertible into an additional 56,152 Shares and has the shared power to vote and direct the disposition of all such Shares and Warrants in accordance with the relationships described in Item 2.

          As of the date of this Amendment No. 3, First ESC directly holds 3,590 Shares and Warrants convertible into an additional 530 Shares and has the shared power to vote and direct the disposition of all such Shares and Warrants in accordance with the relationships described in Item 2.

          As of the date of this Amendment No. 3, ESC II directly holds 351,864 Shares and Warrants convertible into an additional 51,906 Shares and has the shared power to vote and direct the disposition of all such Shares and Warrants in accordance with the relationships described in Item 2.

          As of the date of this Amendment No. 3, 1997 Partners directly holds 49,368 Shares and has the shared power to vote and direct the disposition of all such Shares in accordance with the relationships described in Item 2.

          As a result of the holdings of the Company's securities described above, the Reporting Person may be deemed to beneficially own indirectly 3,399,089 Shares, representing 84.4% of the outstanding Shares."

          The response set forth in (c) of Item 5 of Amendment No. 2 is hereby deleted and replaced by the following:

          "No transactions in the Shares have been effected since September 4, 2000 by the Reporting Person, CSFBI, CSFB-USA or the DLJ Entities."

          The response set forth in the fifth and sixth paragraphs of Item 5 is hereby deleted.

      Item 7.     Material to be filed as Exhibits.

          Exhibit 1 to Amendment No. 2 is hereby deleted in its entirety.

          Exhibit 2 to Amendment No. 2 is hereby deleted in its entirety.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  December 14, 2000

                                            Credit Suisse First Boston,
                                              acting solely on behalf of the
                                              Credit Suisse First Boston
                                              business unit.

                                            By: /s/ Lindsay Hollister
                                                -------------------------------
                                                Name: Lindsay Hollister
                                                Title: Director

                                    SCHEDULES

                  Schedules D, E and G through N are hereby deleted in their entirety and replaced with the following:

                                                                      Schedule D
                                                                      ----------


                        Executive Officers and Directors

                                       of

                           DLJ Capital Investors, Inc.

                  The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the DLJ Capital Investors, Inc. The business address of the DLJ Capital Investors, Inc. is 277 Park Avenue, New York, NY 10172.


Name and Title                       Business Address         Principal Occupation               Citizenship
--------------                       ----------------         --------------------               -----------
Anthony F. Daddino                   277 Park Avenue          Chief Administrative Officer,      USA
Executive Vice President             New York, NY 10172       Credit Suisse First Boston
and Chief Financial Officer                                   business unit

Joe L. Roby                          277 Park Avenue          Chairman, Credit Suisse First      USA
Chief Operating Officer               New York, NY 10172      Boston business unit

Hamilton E. James                    277 Park Avenue          Co-Head of Investment Banking,     USA
Chief Executive Officer              New York, NY 10172       Credit Suisse First Boston
                                                              business unit

                                                                      Schedule E
                                                                      ----------

                        Executive Officers and Directors

                                       of

                      DLJ LBO Plans Management Corporation

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the DLJ LBO Plans Management Corporation. The business address of the DLJ LBO Plans Management Corporation is 277 Park Avenue, New York, NY 10172.


Name and Title                       Business Address         Principal Occupation               Citizenship
--------------                       ----------------         --------------------               -----------
Anthony F. Daddino                   11 Madison Avenue        Chief Administrative Officer,      USA
President                            New York, NY 10010       Credit Suisse First Boston
                                                              business unit

Vincent DeGiaimo                     277 Park Avenue          Investment Banker                  USA
Senior Vice President                New York, NY 10172

Edward A. Poletti                    277 Park Avenue          Principal, DLJ Merchant            USA
Senior Vice President and            New York, NY 10172       Banking, Inc.
Controller

James D. Allen                       277 Park Avenue          Vice President, Donaldson,         USA
Vice President                       New York, NY 10172       Lufkin & Jenrette Securities
                                                              Corporation

Ivy B. Dodes                         277 Park Avenue          Senior Vice President/Principal,   USA
Vice President and                   New York, NY 10172       DLJ Merchant Banking, Inc.
Assistant Secretary

John S. Ficarra                      277 Park Avenue          Vice President, Donaldson,         USA
Vice President                       New York, NY 10172       Lufkin & Jenrette Securities
                                                              Corporation

Osamu Watanabe                       2121 Avenue of the Stars Vice President, Donaldson,         USA
Vice President                       30th Floor               Lufkin & Jenrette Securities
                                     Los Angeles, CA 90067    Corporation

Arthur S. Zuckerman                  277 Park Avenue          Chief Administrative Officer,      USA
Vice President                       New York, NY 10172       Sprout Group

Richard A. Scardina                  277 Park Avenue          Assistant Vice President,          USA
Divisional Vice President            New York, NY 10172       Donaldson, Lufkin & Jenrette
                                                              Securities Corporation

                                                                      Schedule G
                                                                      ----------

                        Directors and Executive Officers

                                       of

                     Credit Suisse First Boston (USA), Inc.

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFB-USA. The business address of the CSFB-USA is 11 Madison Avenue, New York, New York 10010.


Name and Title                       Business Address         Principal Occupation               Citizenship
--------------                       ----------------         --------------------               -----------
Joe L. Roby                          11 Madison Avenue        Chairman, Credit Suisse First      USA
Board Member                         New York, NY 10010       Boston business unit

Allen D. Wheat                       11 Madison Avenue        Chairman of the Executive Board    USA
President and Chief Executive        New York, NY 10010       and President and Chief
Officer and Board Member                                      Executive Officer, Credit Suisse
                                                              First Boston business unit and
                                                              Member of the Executive Board,
                                                              Credit Suisse Group

Anthony F. Daddino                   11 Madison Avenue        Chief Administrative Officer,      USA
Chief Financial and Administrative   New York, NY 10010       Credit Suisse First Boston
Officer and Board Member                                      business unit

Brady W. Dougan                      11 Madison Avenue        Head of Equities, Credit Suisse    USA
Division Head-Equities and Board     New York, NY 10010       First Boston business unit
Member

D. Wilson Ervin                      11 Madison Avenue        Head of Strategic Risk             USA
Head of Strategic Risk Management    New York, NY 10010       Management, Credit Suisse First
                                                              Boston business unit

David C. Fisher                      11 Madison Avenue        Chief Accounting Officer, Credit   USA
Chief Accounting Officer             New York, NY 10010       Suisse First Boston business unit

Gates H. Hawn                        11 Madison Avenue        Head of Financial Services,        USA
Head of Financial Services           New York, NY 10010       Credit Suisse First Boston
Group and  Board Member                                       business unit

Stephen A. M. Hester                 11 Madison Avenue        Head of Fixed Income, Credit       USA
Division Head-Fixed Income           New York, NY 10010       Suisse First Boston business unit
and Board Member

Hamilton E. James                    11 Madison Avenue        Co-Head of Investment Banking,     USA
Division Co-Head-Investment          New York, NY 10010       Credit Suisse First Boston
Banking and Board Member                                      business unit

Christopher G. Martin                11 Madison Avenue        Head of Technology, Operations     USA
Head of Technology, Operations       New York, NY 10010       and Finance, Credit Suisse First
and Finance                                                   Boston business unit

Joseph T. McLaughlin                 11 Madison Avenue        Executive Vice President, Legal    USA
General Counsel and Board Member     New York, NY 10010       and Regulatory Affairs, Credit
                                                              Suisse First Boston business unit

Garrett M. Moran                     11 Madison Avenue        Head of Private Equity, Credit     USA
Division Head of Private Equity      New York, NY 10010       Suisse First Boston business unit

Robert C. O'Brien                    11 Madison Avenue        Head of Private Equity, Credit     USA
Chief Credit Officer                 New York, NY 10010       Suisse First Boston business unit

Richard E. Thornburgh                11 Madison Avenue        Vice-Chairman of the Executive     USA
Division Head-Finance,               New York, NY 10010       Board and Chief Financial
Administrationand Operations                                  Officer, Credit Suisse First
and Board Member                                              Boston business unit and Member
                                                              of the Executive Board, Credit
                                                              Suisse Group

Charles G. Ward, III                 11 Madison Avenue        Co-Head of Investment Banking,     USA
Division Co-Head-Investment          New York, NY 10010       Credit Suisse First Boston
Banking and Board Member                                      business unit

Lewis H. Wirshba                     11 Madison Avenue        Treasurer, Credit Suisse First     USA
Treasurer                            New York, NY 10010       Boston business unit

Robert M. Baylis                     11 Madison Avenue        Member of the Board of Directors   USA
Board Member                         New York, NY 10010       for various unaffiliated
                                                              companies and organizations

Philip K. Ryan                       11 Madison Avenue        Member of the Executive Board      USA
Board Member                         New York, NY 10010       and Chief Financial Officer,
                                                              Credit Suisse Group

Maynard J. Toll, Jr.                 11 Madison Avenue        Retired investment Banker;         USA
Board Member                         New York, NY 10010       Chairman, Edmund S. Muskie
                                                              Foundation; President, Nelson &
                                                              Toll Properties, Ltd.

                                                                      Schedule H
                                                                      ----------

                        Directors and Executive Officers

                                       of

                        Credit Suisse First Boston, Inc.

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFBI. The business address of the CSFBI is 11 Madison Avenue, New York, New York 10010.


Name and Title                          Business Address        Principal Occupation               Citizenship
--------------                          ----------------        --------------------               -----------

Joe L. Roby                             11 Madison Avenue       Chairman, Credit Suisse First      USA
Board Member                            New York, NY 10010      Boston business unit

Allen D. Wheat                          11 Madison Avenue       Chairman of the Executive Board    USA
President and Chief Executive Officer   New York, NY 10010      and President and Chief
and Board Member                                                Executive Officer, Credit Suisse
                                                                First Boston business unit and
                                                                Member of the Executive Board,
                                                                Credit Suisse Group

Anthony F. Daddino                      11 Madison Avenue       Chief Administrative Officer,      USA
Chief Administrative Officer and        New York, NY 10010      Credit Suisse First Boston
Board Member                                                    business unit

Brady W. Dougan                         11 Madison Avenue       Head of Equities, Credit Suisse    USA
Division Head-Equities and Board        New York, NY 10010      First Boston business unit
Member

D. Wilson Ervin                         11 Madison Avenue       Head of Strategic Risk             USA
Head of Strategic Risk Management       New York, NY 10010      Management, Credit Suisse First
                                                                Boston business unit

David C. Fisher                         11 Madison Avenue       Chief Accounting Officer, Credit   USA
Chief Accounting Officer                New York, NY 10010      Suisse First Boston business unit

Gates H. Hawn                           11 Madison Avenue       Head of Financial Services,        USA
Head of Financial Services Group and    New York, NY 10010      Credit Suisse First Boston
Board Member                                                    business unit

Stephen A. M. Hester                    11 Madison Avenue       Head of Fixed Income, Credit       USA
Division Head-Fixed Income and Board    New York, NY 10010      Suisse First Boston business unit
Member

Hamilton E. James                       11 Madison Avenue       Co-Head of Investment Banking,     USA
Division Co-Head-Investment Banking     New York, NY 10010      Credit Suisse First Boston
and Board Member                                                business unit

Christopher G. Martin                   11 Madison Avenue       Head of Technology, Operations     USA
Head of Technology, Operations and      New York, NY 10010      and Finance, Credit Suisse First
Finance                                                         Boston business unit

Joseph T. McLaughlin                    11 Madison Avenue       Executive Vice President, Legal    USA
General Counsel and Board Member        New York, NY 10010      and Regulatory Affairs, Credit
                                                                Suisse First Boston business unit

Robert C. O'Brien                       11 Madison Avenue       Chief Credit Officer, Credit       USA
Chief Credit Officer                    New York, NY 10010      Suisse First Boston business unit

Richard E. Thornburgh                   11 Madison Avenue       Vice-Chairman of the Executive     USA
Chief Financial Officer and             New York, NY 10010      Board and Chief Financial
Board Member                                                    Officer, Credit Suisse First
                                                                Boston business unit and Member
                                                                of the Executive Board, Credit
                                                                Suisse Group

Charles G. Ward, III                    11 Madison Avenue       Co-Head Investment Banking,        USA
Division Co-Head-Investment Banking     New York, NY 10010      Credit Suisse First Boston
and Board Member                                                business unit

Lewis H. Wirshba                        11 Madison Avenue       Treasurer, Credit Suisse First     USA
Treasurer                               New York, NY 10010      Boston business unit

Garret M. Moran                         11 Madison Avenue       Head of Private Equity, Credit     USA
Head of Private Equity                  New York, NY 10010      Suisse First Boston business unit


                                                                      Schedule I
                                                                      ----------

                 Executive Board Members and Executive Officers

                                       of

                             the CSFB business unit

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFB business unit. The business address of the CSFB business unit is 11 Madison Avenue, New York, New York 10010.


Name and Title            Business Address       Principal Occupation               Citizenship
--------------            ----------------       --------------------               -----------

Allen D. Wheat            11 Madison Avenue      Chairman of the Executive Board    USA
Chairman                  New York, NY 10010     and President and Chief
                                                 Executive Officer, Credit Suisse
                                                 First Boston business unit and
                                                 Member of the Executive Board,
                                                 Credit Suisse Group

Brady W. Dougan           11 Madison Avenue      Head of Equities, Credit Suisse    USA
Board Member              New York, NY 10010     First Boston business unit

Stephen A.M. Hester       11 Madison Avenue      Head of Fixed Income, Credit       United Kingdom
Board Member              New York, NY 10010     Suisse First Boston business unit

David C. Mulford          One Cabot Square       Chairman International, Credit     United Kingdom
Board Member              London, England        Suisse First Boston
                          E14 4QJ

Stephen E. Stonefield     One Raffles Link       Chairman of Pacific Region,        USA
Board Member              Singapore              Credit Suisse First Boston

Charles G. Ward, III      11 Madison Avenue      Co-Head of Investment Banking,     USA
Board Member              New York, NY 10010     Credit Suisse First Boston
                                                 business unit

Anthony F. Daddino        11 Madison Avenue      Chief Administrative Officer,      USA
Board Member              New York, NY 10010     Credit Suisse First Boston
                                                 business unit

Hamilton E. James         11 Madison Avenue      Co-Head of Investment Banking,     USA
Board Member              New York, NY 10010     Credit Suisse First Boston
                                                 business unit

Gates H. Hawn             11 Madison Avenue      Head of Financial Services,        USA
Board Member              New York, NY 10010     Credit Suisse First Boston
                                                 business unit

Bennett Goodman           277 Park Avenue        Managing Director and Global       USA
Board Member              New York, NY 10172     Head of Leveraged Finance Fixed
                                                 Income Division, Credit Suisse
                                                 First Boston business unit

David S. Moore            11 Madison Avenue      Deputy Head of Global Equity       USA
Board Member              New York, NY 10010     Trading, Credit Suisse First
                                                 Boston business unit

Joe L. Roby               11 Madison Avenue      Chairman, Credit Suisse First      USA
Board Member              New York, NY 10010     Boston business unit

Paul Calello              11 Madison Avenue      Managing Director, Credit Suisse   USA
Board Member              New York, NY 10010     First Boston and Head of Equity
                                                 Derivatives and Convertibles Unit

Christopher Carter        17 Columbus Courtyard  Managing Director, Credit Suisse   United Kingdom
Board Member              London, England        First Boston and Chairman,
                          E14 4DA                Global Equity Capital Markets
                                                 and Head of European Investment
                                                 Banking

James P. Healy            11 Madison Avenue      Managing Director, Credit Suisse   USA
Board Member              New York, NY 10010     First Boston and Global Head of
                                                 Emerging Market Group

John Nelson               One Cabot Square       Chairman, Credit Suisse First      United Kingdom
Board Member              London, England        Boston Europe Limited
                           E14 4QJ

Trevor Price              One Cabot Square       Managing Director, Credit Suisse   United Kingdom
Board Member               London, England       First Boston and Head of
                           E14 4QJ               Developed Markets Rates Business
                                                 in the Fixed Income Division

Richard E. Thornburgh     11 Madison Avenue      Vice-Chairman of the Executive     USA
Board Member              New York, NY 10010     Board and Chief Financial
                                                 Officer, Credit Suisse First
                                                 Boston business unit and Member
                                                 of the Executive Board, Credit
                                                 Suisse Group

Joseph T. McLaughlin      11 Madison Avenue      Executive Vice President, Legal    USA
Board Member              New York, NY 10010     and Regulatory Affairs, Credit
                                                 Suisse First Boston business unit
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